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Exhibit 99.2

FERROGLOBE PLC

(a public limited company having its registered office at 5 Fleet Place, London, EC4M 7RD, United Kingdom and incorporated in England and Wales with company number 9425113)

13 July 2018

Dear Shareholder

General Meeting of Shareholders of Ferroglobe Plc ("Ferroglobe" or the "Company")

I am pleased to invite you to attend a general meeting of Ferroglobe's shareholders (the "General Meeting"), to be held at 13:30 (British Summer Time) on Friday, 3 August 2018 on the third floor of Lansdowne House, 57 Berkeley Square, Mayfair, London, W1J 6ER, United Kingdom. The accompanying notice of General Meeting describes the meeting, the resolution you will be asked to consider and vote upon, and related matters.

Your vote is important, regardless of the number of shares you own. Whether or not you intend to attend the General Meeting, please vote as soon as possible to make sure that your shares are represented. You may vote via the internet, by phone, or by mail by signing, dating and returning your proxy card in the envelope provided.

Recommendation

The resolution relates to the granting of authority to the Company to make purchases of the Company's ordinary shares. You will find an explanation of the resolution within the Explanatory Notes on pages 3 and 4 of this pack. The Company's board of directors (the "Board") considers that the resolution to be put to the General Meeting is in the best interests of the Company and its shareholders as a whole and is most likely to promote the success of the Company. The Board unanimously recommends that you vote in favour of the proposed resolution, as the members of the Board intend to do in respect of their beneficial holdings.

Thank you for your continued support of Ferroglobe.

Yours sincerely,

Javier Lopez Madrid
 Executive Chairman

FERROGLOBE PLC

(a public limited company having its registered office at 5 Fleet Place, London, EC4M 7RD, United
Kingdom and incorporated in England and Wales with company number 9425113)

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

To the holders of ordinary shares of Ferroglobe Plc ("Ferroglobe" or the "Company"):

Notice is hereby given that a General Meeting of Ferroglobe's shareholders will be held at 13:30 (British Summer Time) on Friday, 3 August 2018 on the third floor of Lansdowne House, 57 Berkeley Square, Mayfair, London, W1J 6ER, United Kingdom ("U.K.").

The business of the General Meeting will be to consider and, if thought fit, pass the resolution below, which will be proposed as an ordinary resolution.

An explanation of the resolution is given in the explanatory notes on pages 3 and 4 of this General Meeting notice and additional information for those entitled to attend the General Meeting can be found on pages 5 to 8. The resolution will be put to vote on a poll, where each shareholder has one vote for each share held.

ORDINARY RESOLUTION:

Authority to make purchases of own shares off-market

1.
THAT, for the purposes of section 694 of the Companies Act 2006, the terms of the buyback contracts to be entered into between the Company and any or all of Goldman Sachs & Co LLC and Jefferies LLC respectively (in the forms produced to this meeting and made available at the Company's registered office for not less than 15 days ending with the date of this meeting) are approved and the Company be authorised to undertake off-market purchases (within the meaning of section 693(2) of the Companies Act 2006) of its ordinary shares of US $0.01 pursuant to any such contract, provided that:

(A)
the maximum aggregate number of ordinary shares hereby authorised to be purchased is 17,201,673, representing approximately 10% of the issued ordinary share capital;

(B)
the minimum price (exclusive of expenses) which may be paid by the Company for each ordinary share is $0.01;

  (C)
  the maximum price (exclusive of expenses) which may be paid by the Company for each ordinary share is an amount equal to 5% above the average volume-weighted average price of an ordinary share as derived from the NASDAQ Global Select Market ("NASDAQ") for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

  (D)
  additional restrictions under applicable U.S. securities laws are complied with, including (but not limited to) the pricing limitations under Rule 10b-18(b)(3) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), the volume limitations under Rules 10b-18(b)(4) and 10b-18(c)(2) of the Exchange Act, the timing limitations under Rules 10b-18(b)(2) and 10b-18(c)(1) of the Exchange Act and the requirements with respect to the use of brokers or dealers under Rule 10b-18(b)(1) of the Exchange Act.

  Such authority shall expire at the close of business on the fifth anniversary of the passing of this resolution, but during this five year period the Company may agree to purchase ordinary shares pursuant to any such approved contract, even if such purchase would, or might, be completed or executed wholly or partly after the authority ends and the Company may purchase such ordinary shares pursuant to any such approved contract as if the authority had not ended.

Dorcas Murray
 Company Secretary

13 July 2018

Explanatory notes

Authority to make purchases of own shares off-market

The Directors consider that share buybacks are an important means of returning value to shareholders, managing capital resources and maximising sustainable long-term growth in earnings per share.

As NASDAQ is not a recognised investment exchange for the purposes of section 693(2) of the Companies Act 2006, any repurchases by Ferroglobe of its own shares on or through NASDAQ would constitute "off-market" repurchases for the purposes of the Companies Act 2006. Such repurchases may only be made pursuant to a form of share repurchase contract, the terms of which have been approved by shareholders in accordance with section 694 of the Companies Act 2006.

Ferroglobe is seeking the approval by shareholders of off-market purchases in accordance with this resolution in order to enable share repurchases on or through NASDAQ pursuant to section 694 of the Companies Act 2006, provided that:

(A)
the maximum aggregate number of ordinary shares which may be purchased is 17,201,673, representing approximately 10% of the issued ordinary share capital);

(B)
the minimum price (exclusive of expenses) which may be paid by the Company for each ordinary share is the pound equivalent of US $0.01;

(C)
the maximum price (exclusive of expenses) which may be paid by the Company for each ordinary share is an amount equal to 5% above the average volume-weighted average price of an ordinary share as derived from NASDAQ for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

(D)
additional restrictions under applicable U.S. securities laws are complied with, including (but not limited to) the pricing limitations under Rule 10b-18(b)(3) of the Exchange Act, the volume limitations under Rules 10b-18(b)(4) and 10b-18(c)(2) of the Exchange Act, the timing limitations under Rules 10b-18(b)(2) and 10b-18(c)(1) of the Exchange Act and the requirements with respect to the use of brokers or dealers under Rule 10b-18(b)(1) of the Exchange Act.

The Company is seeking the approval of shareholders of four forms of share repurchase contract:

  •
  Two forms of agreement which the Company may enter into with Goldman Sachs & Co LLC ("Goldman Sachs") and/or Jefferies LLC ("Jefferies") respectively providing that the relevant counterparty will purchase ordinary shares at such prices and in such quantities as Ferroglobe may instruct from time to time, subject to (among other restrictions) the limitations set forth in Rule 10b-18 of the Exchange Act. The agreements provide that the relevant counterparty will purchase the ordinary shares as principal and sell any ordinary shares purchased to Ferroglobe.

  •
  Two forms of repurchase plan which the Company may enter into from time to time with Goldman Sachs and/or Jefferies respectively to purchase a specified dollar amount of ordinary shares on NASDAQ each day if the ordinary shares are trading below a specified price. The maximum amount to be purchased each day, the limit price and the total amount that may be purchased under the agreements will be determined at the time the relevant plan is executed. The agreements provide that the relevant counterparty will purchase the ordinary shares as principal and sell any ordinary shares purchased to Ferroglobe.

The Company may only enter into share repurchase contracts with counterparties approved by shareholders. We therefore are seeking approval to conduct repurchases through Goldman Sachs and/or Jefferies (or their affiliates or subsidiaries from time to time).

The approval of the terms of the forms of share repurchase contract, if granted, will be valid until the fifth anniversary of the date of approval. However, the Company may agree to purchase ordinary shares pursuant to any such contract, even if such purchase would, or might, be completed or executed wholly or partly after the authority ends and the Company may purchase such ordinary shares pursuant to any such contract as if the authority had not ended.

It is common for English incorporated public limited companies to have a standing authority that would permit the making of share repurchases should the Company be able and decide to do so in the future. The Directors consider that having the right to make such repurchases would be in the Company's and its shareholders' best interests. A market announcement would be made if the Company did decide to commence repurchases in accordance with this authority.

Ferroglobe currently has no ordinary shares in treasury. Under the Companies Act 2006, ordinary shares bought back may be held in treasury or may be cancelled. Shares held in treasury may be either sold for cash or transferred for the purposes of an employee shares scheme (subject, if necessary, to shareholder approval in general meeting). Ferroglobe therefore has a choice of either holding or cancelling any shares it may purchase. If Ferroglobe buys back any of its shares under this resolution, the Company will decide at the time of purchase whether to cancel them immediately or to hold them in treasury. In relation to treasury shares, Ferroglobe would also have regard to any investor guidelines regarding the purchase of shares intended to be held in treasury and their holding or resale. In the event that (i) the Company repurchases the maximum number of shares possible pursuant to this authority, (ii) its majority shareholder, Grupo Villar Mir S.A.U. (GVM), does not participate in the share purchase programme and (iii) all shares repurchased are cancelled, the percentage holding of GVM in the Company may increase to a maximum of 58.8%.

Copies of the forms of contract which shareholders are being asked to approve will be made available for shareholders to inspect at Ferroglobe's registered office at 5 Fleet Place, London, EC4M 7RD for the period from the date of this notice and ending on the date of the General Meeting. Copies of the contracts and the list of repurchase counterparties will also be available for inspection (i) at the offices of Slaughter and May, One Bunhill Row, EC1Y 8YY during normal working hours from the date of this notice of meeting up to the date of the General Meeting itself and (ii) at the General Meeting itself.

Further notes:

1.
In accordance with the Company's Articles of Association, the resolution will be taken on a poll. Voting on a poll will mean that each ordinary share represented in person or by proxy will be counted in the vote.

2.
The resolution will be proposed as an ordinary resolution, which means that it must be passed by a simple majority of the total voting rights of shareholders who vote, whether in person or by proxy. The passing of the resolution will not require the Board or any committee thereof to take (or refrain from taking) any action.

3.
"Shareholders of record" are those persons registered in the register of members of the Company in respect of ordinary shares at 11:30 (British Summer Time) on 6 July 2018. If, however, ordinary shares are held for you in a stock brokerage account or by a broker, bank or other nominee, you are considered the "beneficial owner" of those ordinary shares.

4.
Beneficial owners of ordinary shares as at 11:30 (British Summer Time) on 6 July 2018 have the right to direct their broker or other agent on how to vote the ordinary shares in their account and are also invited to attend the General Meeting. However, as beneficial owners are not Shareholders of record of the relevant ordinary shares, they may not vote their ordinary shares at the General Meeting unless they request and obtain a legal proxy from their broker or agent.

5.
Any Shareholder of record attending the General Meeting has the right to ask questions. The Company must cause to be answered any questions put by a Shareholder of record attending the meeting relating to the business being dealt with at the General Meeting unless to do so would interfere unduly with the business of the meeting, be undesirable in the interests of the Company or the good order of the meeting, involve the disclosure of confidential information, or if the information has already been given on the Company's website.

6.
In accordance with the provisions of the Companies Act, and in accordance with the Articles, a Shareholder of record who is entitled to attend and vote at the General Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the General Meeting and to appoint more than one proxy in relation to the General Meeting (provided that each proxy is appointed to exercise the rights attached to different ordinary shares). Such proxies need not be Shareholders of record, but must attend the General Meeting and vote as the Shareholder of record instructs. Further details regarding the process to appoint a proxy, voting, and the deadlines therefor, are set out in the "Voting Process and Revocation of Proxies" section below.

7.
The results of the poll taken on the resolution at the General Meeting and any other information required by the Companies Act will be made available on the Company's website as soon as reasonably practicable following the General Meeting and for a period of two years thereafter.

8.
A copy of this General Meeting notice can be found at the Company's website, www.ferroglobe.com.

9.
Recipients of this notice and the accompanying materials may not use any electronic address provided in this notice or such materials to communicate with the Company for any purposes other than those expressly stated.

10.
To be admitted to the General Meeting, please bring the Admission Ticket that you will have received through the post. You will need to be able to provide your photo identification at the registration desk.

11.
On arrival at the General Meeting venue, all those entitled to vote will be required to register and collect a poll card. In order to facilitate these arrangements, please arrive at the General Meeting venue in good time. You will be given instructions on how to complete your poll card at the General Meeting.

VOTING PROCESS AND REVOCATION OF PROXIES

If you are a Shareholder of record, there are three ways to vote by proxy:

  •
  By Internet – You can vote over the Internet at www.envisionreports.com/FGLO by following the instructions at such web address. You will need to enter your control number, which is a 15-digit number located in a box on your proxy card. We encourage you to vote by Internet even if you received this General Meeting notice in the mail.

  •
  By Telephone – You may vote and submit your proxy by calling toll-free 1-800-652-8683 in the United States and providing your control number, which is a 15-digit number located in a box on your proxy card.

  •
  By Mail – If you received this General Meeting notice by mail or if you requested paper copies of the General Meeting notice, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Telephone and Internet voting facilities for Shareholders of record will be available 24 hours a day and will close at 13:31 (British Summer Time) on Wednesday, 1 August 2018. Submitting your proxy by any of these methods will not affect your ability to attend the General Meeting in-person and vote at the General Meeting.

If your shares are held in "street name", meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, which is the Shareholder of record of your shares. You must follow the instructions of the Shareholder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company has retained Computershare to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies must vote your shares in the manner you indicate.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the General Meeting by:

  •
  attending the General Meeting and voting in person;

  •
  voting again by Internet or Telephone (only the last vote cast by each Shareholder of record will be counted), provided that the shareholder does so before 13:31 (British Summer Time) on Wednesday, 1 August 2018;

  •
  delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or Telephone, but prior to the date of the General Meeting, stating that the proxy is revoked; or

  •
  signing and delivering a subsequently dated proxy card prior to the vote at the General Meeting.

You should send any written notice or new proxy card to Proxy Services, c/o Computershare Investor Services, PO Box 30202 College Station, TX 77842-9909, USA.

If you are a registered shareholder you may request a new proxy card by calling Computershare at 1-866-490-6057 if calling from the United States, or +1-781-575-2780 from outside the United States, or you may also send a request via email to web.queries@computershare.com.

ANY SHAREHOLDER OWNING SHARES IN STREET NAME MAY CHANGE OR REVOKE PREVIOUSLY GIVEN VOTING INSTRUCTIONS BY CONTACTING THE BANK OR BROKERAGE FIRM HOLDING THE SHARES OR BY OBTAINING A LEGAL PROXY FROM SUCH BANK OR BROKERAGE FIRM AND VOTING IN PERSON AT THE GENERAL MEETING. YOUR LAST VOTE, PRIOR TO OR AT THE GENERAL MEETING, IS THE VOTE THAT WILL BE COUNTED.

 Location of General Meeting:

By order of the Board,

Dorcas Murray
 Company Secretary

13 July 2018

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  Exhibit 99.2
Location of General Meeting